PART II-I-5-(3) (c) Record of Changes in Return: (Investor Share)
Fiscal Year	Annual Return

35th Fiscal Year	6.84%
(10/1/04 – 09/30/05)
36th Fiscal Year	7.28%
(10/1/05 – 09/30/06)
37th Fiscal Year	8.87%
(10/1/06 – 09/30/07)
38th Fiscal Year	-6.46%
(10/1/07 – 09/30/08)
39th Fiscal Year	8.25%
(10/1/08 – 09/30/09)
40th Fiscal Year	12.22%
(10/1/09 – 09/30/10)
41st Fiscal Year	4.83%
(10/1/10 – 09/30/11)
42nd Fiscal Year	15.74%
(10/1/11 – 09/30/12)
43rd Fiscal Year	5.88%
(10/1/12 – 09/30/13)
44th Fiscal Year	9.27%	a	b
(10/1/13 – 09/30/14)		27.122	24.82

(Note) Annual Return (%) = 100 x (a – b) / b
a = Net Asset Value per share at the end of the fiscal year including total amount of distributions made during such fiscal year
b = Net Asset Value per share after distribution at the end of the previous fiscal year.